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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                    )*

Versicor Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
Claudio Quarta, Ph.D. Chief Executive Officer Biosearch Italia S.p.A. Via Abbondio Sangiorgio 18 Milano 20145 Italy +39 (0)2 964 74 350	with a copy to: Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 535 University Avenue, 11th Floor Palo Alto, California 94301 (650) 470-4500
Jeffrey Steinberg HealthCare Ventures V, L.P. 44 Nassau Street Princeton, New Jersey 08542 (609) 430-3913	with a copy to: Alison Newman, Esq. Kronish Lieb Weiner & Hellman LLP 1114 Avenue of the Americas New York New York 10036 (212) 479-6000
George F. Horner III President and Chief Executive Officer Versicor Inc. 34790 Ardentech Court Fremont, California 94555 (510) 739-3000	with a copy to: Peter T. Healy, Esq. O'Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 (415) 984-8833
(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)
925314106 (CUSIP Number)
July 30, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒ (Only with respect to the following Reporting Persons: HealthCare Ventures V, L.P.; HealthCare Partners V, L.P., James H. Cavanaugh, Ph.D.; Harold R. Werner; William Crouse; John W. Littlechild; Christopher Mirabelli, Ph.D.; and Augustine Lawlor).

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 21 Pages

CUSIP No. 925314106	13D	Page 2 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biosearch Italia S.p.A. ("Biosearch")

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: None
WITH
		8.	SHARED VOTING POWER: 1,616,369 shares of Common Stock(1)

		9.	SOLE DISPOSITIVE POWER: None

		10.	SHARED DISPOSITIVE POWER: 1,616,369 shares of Common Stock(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,616,369 shares of Common Stock(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.1%(3)

14.	TYPE OF REPORTING PERSON: CO

(1)
Includes: (i) 156,000 shares of Versicor Inc. Common Stock (used in these footnotes as defined in Item 1 below) held by Biosearch, (ii) 1,442,869 shares of Common Stock held of record by HealthCare Ventures V, L.P. ("HCV"); and (iii) 17,500 shares of Common Stock held of record by George F. Horner III. Only the shares of Common Stock in (ii) are subject to that certain Voting Agreement ("HCV Voting Agreement") dated July 30, 2002 by and between Biosearch and HCV; only the shares of Common Stock in (iii) are subject to that certain Voting Agreement ("Horner Voting Agreement") dated July 30, 2002 by and between Biosearch and Mr. Horner. The HCV Voting Agreement and the Horner Voting Agreement shall be collectively referred to as the "Voting Agreements." By virtue of the Voting Agreements, the shares of Common Stock, in (ii) and (iii) may be deemed to be subject to shared voting power by Biosearch with regard to the particular matters subject to the Voting Agreement, which Biosearch expressly denies. Biosearch also expressly disclaims beneficial ownership of the shares of Common Stock in (ii) and (iii) above.

(2)
Includes the shares of Common Stock described in (i), (ii) and (iii) in Footnote 1. The shares of Common Stock in (i) of Footnote 1 may be deemed to be subject to shared dispositive power with each of Claudio Quarta, Ph.D. and Francesco Parenti, Ph.D. Dr. Quarta is the Chief Executive Officer of Biosearch, the Managing Director of its board of directors and has an ownership interest in Biosearch equal to 11.1%; Dr. Parenti is the President of Biosearch, the Chairman of its board of directors and has an ownership interest in Biosearch equal to 5.5%. As a result, each of Drs. Quarta and Parenti may be deemed to "control" Biosearch, as such term is defined under the Securities Act of 1933, as amended (the "Securities Act") and therefore may be deemed to share dispositive power over the shares of Common Stock that Biosearch holds, as well as the shares of Common Stock over which Biosearch may be deemed to share dispositive power (i.e. those shares of Common Stock in (ii) and (iii) of Footnote 1, for the reasons described below). With respect to the shares of Common Stock in (ii) and (iii) of Footnote 1, Biosearch may be deemed to share dispositive power over the shares in (ii) with HCV, as HCV may not dispose of such shares without Biosearch's consent (as described more fully in Item 6 below); Biosearch may be deemed to share dispositive power over the shares in (iii) with Mr. Horner, as he may not dispose of such shares without Biosearch's consent (also as described more fully in

  Item 6 below). Drs. Quarta and Parenti each expressly disclaim beneficial ownership of the shares of Common Stock described in this Footnote 2.

(3)
This percentage is calculated based on 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002.

CUSIP No. 925314106	13D	Page 3 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claudio Quarta, Ph.D.

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: None
WITH
		8.	SHARED VOTING POWER: 1,626,548 shares of Common Stock(4)(5)

		9.	SOLE DISPOSITIVE POWER: None

		10.	SHARED DISPOSITIVE POWER: 1,616,369 shares of Common Stock(6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,626,548 shares of Common Stock(4)(5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.2%(7)

14.	TYPE OF REPORTING PERSON: IN

(4)
Includes: (i) 156,000 shares of Common Stock held by Biosearch; (ii) 1,442,869 shares of Common Stock held of record by HCV; and (iii) 17,500 shares of Common Stock held of record by George F. Horner III. Only the shares of Common Stock described in (ii) and (iii) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (ii) and (iii) may be deemed to be subject to shared voting power by Biosearch with regard to the particular matters subject to the Voting Agreement, although Biosearch has expressly disclaimed beneficial ownership of the shares of Common Stock in (ii) and (iii) above. As Dr. Quarta is the Chief Executive Officer of Biosearch, the Managing Director of its board of directors and has an ownership interest in Biosearch equal to 11.1%, he may be deemed to "control" Biosearch under the Securities Act and therefore may be deemed to share voting power over the shares of Common Stock in (i), (ii) and (iii) above with Biosearch, which he expressly denies. Additionally, the shares of Common Stock in (iii) above are also subject to that certain Stockholders Agreement ("Stockholders Agreement") dated July 30, 2002, by and among George F. Horner III and Drs. James H. Cavanaugh, Claudio Quarta and Francesco Parenti. By virtue of the Stockholders Agreement, the shares of Common Stock in (iii) may also be deemed to be subject to shared voting power by Dr. Quarta with regard to the particular matters subject to the Stockholders Agreement. Dr. Quarta expressly disclaims beneficial ownership of all shares of Common Stock described in (i), (ii) and (iii) above.

(5)
Includes 10,179 shares of Common Stock held of record by Dr. Cavanaugh, which shares are subject to the Stockholders Agreement. By virtue of the Stockholders Agreement, these shares of Common Stock may be deemed to be subject to shared voting power by Dr. Quarta with regard to the particular matters subject to the Stockholders Agreement, although Dr. Quarta expressly disclaims beneficial ownership of such shares of Common Stock.

(6)
See Footnote 2.

(7)
See Footnote 3.

CUSIP No. 925314106	13D	Page 4 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francesco Parenti, Ph.D.

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: None
WITH
		8.	SHARED VOTING POWER: 1,626,548 shares of Common Stock(8)(9)

		9.	SOLE DISPOSITIVE POWER: None

		10.	SHARED DISPOSITIVE POWER: 1,616,369 shares of Common Stock(10)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,626,548 shares of Common Stock(8)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.2%(11)

14.	TYPE OF REPORTING PERSON: IN

(8)
Includes: (i) 156,000 shares of Common Stock held by Biosearch; (ii) 1,442,869 shares of Common Stock held of record by HCV; and (iii) 17,500 shares of Common Stock held of record by George F. Horner III. Only the shares of Common Stock described in (i), (ii) and (iii) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iii) may be deemed to be subject to shared voting power by Biosearch with regard to the particular matters subject to the Voting Agreement, although Biosearch has expressly disclaimed beneficial ownership of the shares of Common Stock in (ii) and (iii) above. As Dr. Parenti is the President of Biosearch, the Chairman of its board of directors and has an ownership interest in Biosearch equal to 5.5%, he may be deemed to "control" Biosearch, as such term is defined under the Securities Act and therefore may be deemed to share voting power over the shares of Common Stock in (i), (ii) and (iii) above with Biosearch, which he expressly denies. Additionally, the shares of Common Stock in (iii) above are also subject to the Stockholders Agreement. By virtue of the Stockholders Agreement, the shares of Common Stock in (iii) may also be deemed to be subject to shared voting power by Dr. Parenti with regard to the particular matters subject to the Stockholders Agreement. Dr. Parenti expressly disclaims beneficial ownership of all shares of Common Stock described in (i), (ii) and (iii) above.

(9)
Includes 10,179 shares of Common Stock held of record by Dr. Cavanaugh, which shares are subject to the Stockholders Agreement. By virtue of the Stockholders Agreement, these shares of Common Stock may be deemed to be subject to shared voting power by Dr. Parenti with regard to the particular matters subject to the Stockholders Agreement, although Dr. Parenti expressly disclaims beneficial ownership of such shares of Common Stock.

(10)
See Footnote 2.

(11)
See Footnote 3.

CUSIP No. 925314106	13D	Page 5 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George F. Horner III

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 605,180 shares of Common Stock(12)
WITH
		8.	SHARED VOTING POWER: 1,626,548 shares of Common Stock(13)(14)

		9.	SOLE DISPOSITIVE POWER: 605,180 shares of Common Stock(12)

		10.	SHARED DISPOSITIVE POWER: 17,500 shares of Common Stock(15)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,231,728 shares of Common Stock(12), (13), (14)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 8.3%(16)

14.	TYPE OF REPORTING PERSON: IN

(12)
Includes 605,180 shares of Common Stock underlying options that are exercisable by Mr. Horner within 60 days of August 9, 2002.

(13)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held of record by HCV; and (iii) 17,500 shares of Common Stock held of record by George F. Horner III, all of which are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iii) may be deemed to be subject to shared voting power by Mr. Horner with regard to the particular matters subject to the Voting Agreement. However, Mr. Horner expressly disclaims beneficial ownership of the shares of Common Stock in (i) and (ii) above. Additionally, the shares of Common Stock in (iii) are also subject to the Stockholder' Agreement, as described in Footnote 4.

(14)
Includes 10,179 shares of Common Stock held of record by Dr. Cavanaugh, whose shares are subject to the Stockholders Agreement. By virtue of the Stockholders Agreement, these shares of Common Stock may be deemed to be subject to shared voting power by Mr. Horner with regard to the particular matters subject to the Stockholders Agreement. Mr. Horner expressly disclaims beneficial ownership of these shares of Common Stock.

(15)
Includes 17,500 shares of Common Stock held of record by Mr. Horner. Mr. Horner may be deemed to share dispositive power over these shares with Biosearch pursuant to the Horner Voting Agreement, as Biosearch must give its consent to dispose of these shares, as more fully described in Item 6.

(16)
This percentage is calculated based on 26,932,406 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 605,180 shares of Common Stock underlying options that are exercisable by Mr. Horner within 60 days of August 9, 2002.

CUSIP No. 925314106	13D	Page 6 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures V, L.P. ("HCV")

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: None
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(17)(18)

		9.	SOLE DISPOSITIVE POWER: None

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(17)(19)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,762,237 shares of Common Stock(17)(18)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(20)

14.	TYPE OF REPORTING PERSON: PN

(17)
Includes 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV, which are not subject to the Voting Agreements. As HealthCare Partners V, L.P. ("HCP") is the general partner of HCV and Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor are the general partners of HCP, each of HCV, HCP and Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor may be deemed to share the voting and dispositive power over these shares of Common Stock, in that each may be deemed to "control" HCV, as such term is defined under the Securities Act. Each of HCP and Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor expressly disclaim beneficial ownership of these shares.

(18)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held of record by HCV; and (iii) 17,500 shares of Common Stock held of record by George F. Horner III, all of which are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iii) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreement. HCV expressly disclaims beneficial ownership of the shares of Common Stock in (i) and (iii) above.

(19)
Includes 1,442,869 shares of Common Stock held of record by HCV. HCV may be deemed to share dispositive power over these shares with Biosearch pursuant to the HCV Voting Agreement, as Biosearch must give its consent to dispose of these shares, as more fully described in Item 6. HCV also may be deemed to share dispositive power over these shares with HCP and Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor for the reason described in Footnote 17. Each of HCP and Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor expressly disclaim beneficial ownership of these shares.

(20)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 7 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners V, L.P. ("HCP")

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: None
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(21)

		9.	SOLE DISPOSITIVE POWER: None

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(22)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,762,237 shares of Common Stock(21)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(23)

14.	TYPE OF REPORTING PERSON: PN

(21)
This number includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and HCP) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv). As HCP is the general partner of HCV, it may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore may be deemed to share voting power over the shares of Common Stock in (i) and (iv) with HCV.

(22)
See Footnotes 17 and 19 above.

(23)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 8 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 6,667 shares of Common Stock(24)
WITH
		8.	SHARED VOTING POWER: 1,772,416 shares of Common Stock(25)

		9.	SOLE DISPOSITIVE POWER: 16,846 shares of Common Stock(24)(26)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(27)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,779,083 shares of Common Stock(24)(25)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(28)

14.	TYPE OF REPORTING PERSON: IN

(24)
Includes 6,667 shares of Common Stock underlying options that are exercisable by Dr. Cavanaugh within 60 days of August 9, 2002.

(25)
This number includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV, (iv) 17,500 shares of Common Stock held by George F. Horner III and (v) 10,179 shares of Common Stock held of record by Dr. Cavanaugh. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Dr. Cavanaugh) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV and Dr. Cavanaugh is a general partner of HCP, he may be deemed to "control" HCV, as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV. Additionally, the shares in (iv) and (v) are subject to the Stockholders Agreement and may be deemed to be subject to shared voting power with Mr. Horner with regard to the particular matters subject to the Stockholders Agreement although Dr. Cavanaugh expressly disclaims beneficial ownership of the shares in (iv) owned by Mr. Horner.

(26)
Includes 10,179 shares of Common Stock held of record by Dr. Cavanaugh.

(27)
See Footnotes 17 and 19 above.

(28)
This percentage is calculated based on 26,479,761 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002, (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV and (c) 6,667 shares of Common Stock underlying options that are exercisable by Dr. Cavanaugh within 60 days of August 9, 2002.

CUSIP No. 925314106	13D	Page 9 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 6,462 shares of Common Stock(29)
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(30)

		9.	SOLE DISPOSITIVE POWER: 6,462 shares of Common Stock(29)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(31)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,768,699 shares of Common Stock(29)(30)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(32)

14.	TYPE OF REPORTING PERSON: IN

(29)
Includes 6,462 shares of Common Stock held of record by Mr. Werner.

(30)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Mr. Werner) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV, and Mr. Werner is a general partner of HCP, Mr. Werner may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV.

(31)
See Footnotes 17 and 19.

(32)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 10 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Crouse

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 13,583 shares of Common Stock(33)
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(34)

		9.	SOLE DISPOSITIVE POWER: 13,583 shares of Common Stock(33)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(35)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,775,820 shares of Common Stock(33)(34)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(36)

14.	TYPE OF REPORTING PERSON: IN

(33)
Includes 13,583 shares of Common Stock held of record by Mr. Crouse.

(34)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Mr. Crouse) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV, and Mr. Crouse is a general partner of HCP, Mr. Crouse may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV.

(35)
See Footnotes 17 and 19.

(36)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 11 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 12,448 shares of Common Stock(37)
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(38)

		9.	SOLE DISPOSITIVE POWER: 12,448 shares of Common Stock(37)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(39)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,774,685 shares of Common Stock(37)(38)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(40)

14.	TYPE OF REPORTING PERSON: IN

(37)
Includes 12,448 shares of Common Stock held of record by Mr. Littlechild.

(38)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Mr. Littlechild) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV, and Mr. Littlechild is a general partner of HCP, Mr. Littlechild may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV.

(39)
See Footnotes 17 and 19.

(40)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 12 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 1,224 shares of Common Stock(41)
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(42)

		9.	SOLE DISPOSITIVE POWER: 1,224 shares of Common Stock(41)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(43)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,763,461 shares of Common Stock(41)(42)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(44)

14.	TYPE OF REPORTING PERSON: IN

(41)
Includes 1,224 shares of Common Stock held of record by Dr. Mirabelli.

(42)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Dr. Mirabelli) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV, and Dr. Mirabelli is a general partner of HCP, Dr. Mirabelli may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV.

(43)
See Footnotes 17 and 19.

(44)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

CUSIP No. 925314106	13D	Page 13 of 21 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7.	SOLE VOTING POWER: 614 shares of Common Stock(45)
WITH
		8.	SHARED VOTING POWER: 1,762,237 shares of Common Stock(46)

		9.	SOLE DISPOSITIVE POWER: 614 shares of Common Stock(45)

		10.	SHARED DISPOSITIVE POWER: 1,588,737 shares of Common Stock(47)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,762,851 shares of Common Stock(45)(46)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.7%(48)

14.	TYPE OF REPORTING PERSON: IN

(45)
Includes 614 shares of Common Stock held of record by Mr. Lawlor.

(46)
Includes: (i) 156,000 shares of Common Stock held by Biosearch, (ii) 1,442,869 shares of Common Stock held by HCV; (iii) 145,868 shares of Common Stock issuable upon the exercise of warrants held by HCV and (iv) 17,500 shares of Common Stock held by George F. Horner III. Only those shares of Common Stock in (i), (ii) and (iv) are subject to the Voting Agreements, as described in Footnote 1. By virtue of the Voting Agreements, the shares of Common Stock in (i), (ii) and (iv) may be deemed to be subject to shared voting power by HCV with regard to the particular matters subject to the Voting Agreements, although HCV (and Mr. Lawlor) expressly disclaim beneficial ownership of the shares of Common Stock in (i) and (iv) above. As HCP is the general partner of HCV, and Mr. Lawlor is a general partner of HCP, Mr. Lawlor may be deemed to "control" HCV as such term is defined under the Securities Act, and therefore he may be deemed to share voting power over the shares of Common Stock in (ii) and (iii) with HCV.

(47)
See Footnotes 17 and 19.

(48)
This percentage is calculated based on 26,473,094 shares of Common Stock, which is the sum of (a) 26,327,226 shares of Common Stock outstanding as of July 25, 2002, as reported in Versicor's 10-Q for the quarter ender June 30, 2002 and (b) 145,868 shares of Common Stock issuable upon exercise of warrants held by HCV.

Page 14 of 21 Pages

Item 1.

  (a)
  Name of Issuer:

    Versicor Inc. ("Versicor")

  (b)
  Address of Issuer's Principal Executive Offices:

    34790 Ardentech Crescent, Fremont, CA 94555

  (c)
  Title of Class of Equity Securities Issued:

    Common Stock, par value $0.001 per share (the "Common Stock")

Item 2.

  (a), (b), (c) and (f) Name, Address, Occupation or Business and Citizenship or Jurisdiction of Incorporation

    This Schedule 13D is filed on behalf of entities and natural persons identified in the tables preceding Item 1 of this Schedule 13D (the "Reporting Persons"). Set forth below is information regarding the Reporting Persons and other persons described in Instruction C of Schedule 13D:

    Entities

    Biosearch Italia S.p.A, an Italian joint stock company ("Biosearch")
    Via Abbondio Sangiorgio 18
    Milano 20145
    Italy

    In accordance with Instruction C of Schedule 13D, information regarding executive officers, directors and other "control persons" of Biosearch is set forth on Schedule A attached hereto and incorporated herein by reference.

    HealthCare Ventures V, L.P., a Delaware limited partnership ("HCV")
    HealthCare Partners V, L.P., a Delaware limited partnership ("HCP")(49)
    44 Nassau Street, Princeton, New Jersey 08542

    Natural Persons

    Each of the individuals listed below is a United States citizen, except for Drs. Parenti and Quarta, who are Italian citizens:

    George F. Horner III
    President and Chief Executive Officer of Versicor Inc.
    c/o Versicor
    34790 Ardentech Crescent
    Fremont, CA 94555

(49)
HealthCare Partners V, L.P., a Delaware limited partnership, is the general partner of HealthCare Ventures V, L.P.

  Page 15 of 21 Pages

    Claudio Quarta, Ph.D.
    Chief Executive Officer and Managing Director of Biosearch
    c/o Biosearch
    Via Abbondio Sangiorgio 18
    Milano 20145
    Italy

    Francesco Parenti, Ph.D.
    President and Chairman of Biosearch
    c/o Biosearch
    Via Abbondio Sangiorgio 18
    Milano 20145
    Italy

    James H. Cavanaugh, Ph.D.(50)
    Harold R. Werner
    William Crouse
    c/o 44 Nassau Street
    Princeton, New Jersey 08542

    John W. Littlechild
    Christopher Mirabelli, Ph.D.
    Augustine Lawlor
    c/o One Kendall Square, Building 300
    Cambridge, Massachusetts 02339

  (d) and (e) Criminal and Civil Proceedings:

    During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration Used.

    No monetary consideration was paid by any of the Reporting Persons in connection with the transactions described in Item 4, below.

    Information regarding previous acquisitions of Versicor securities by Reporting Persons is set forth below:

    In February 1998, Biosearch entered into a license agreement with Versicor. Under the license agreement, Biosearch granted Versicor an exclusive license to develop and commercialize V-Glycopeptide, then called BI-397, in the United States and Canada. In exchange for the license and upon the receipt of favorable results in pre-clinical studies, Versicor paid a fee to Biosearch and issued 200,000 shares of its common stock to Biosearch, which shares converted to 250,000 shares of Common Stock at the time of Versicor's initial public offering in connection with its 5 for 4 stock split ("Stock Split"). For more information about the License Agreement, please see the copy of the License Agreement which is attached to Versicor's Form S-1/A filed with the SEC on June 9, 2000 as Exhibit 10.7.

(50)
Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital funds, including HealthCare Partners V, L.P. Additionally, Dr. Cavanaugh is a director of Versicor.

  Page 16 of 21 Pages

    In December 1997, HCV paid Versicor an aggregate of $7,000,000 to purchase 1,400,000 shares of Versicor Series C preferred stock, which shares converted to 1,750,000 shares of Common Stock in connection with the Stock Split. Additionally, HCV received a warrant to purchase 58,500 shares of Versicor Series C Preferred Stock, or 73,125 shares of Common Stock after the Stock Split. In June 1999, HCV paid $1,608,382 to Versicor in exchange for (i) a bridge note in the principal amount of $1,608,382, and (ii) a warrant to purchase 58,194 shares of Common Stock (or 72,743 shares of Common Stock after the Stock Split). In October 1999, the outstanding balance (plus accrued interest on the bridge note in the aggregate amount of $53,579) was converted, together with an additional cash payment by HCV to Versicor of $1,608,382, into 554,295 shares of Versicor Series F preferred stock, which shares converted to 692,869 shares of Common Stock in connection with the Stock Split. HCV used working capital to purchase the above referenced Versicor securities.

    HealthCare Partners V, L.P. has not directly purchased any securities of Versicor, but is the general partner of HCV.

    Mr. Horner used personal funds to purchase the shares of Common Stock he currently holds.

    Drs. Cavanaugh and Mirabelli and Messrs. Crouse, Werner, Lawlor and Littlechild each received the shares of Common Stock held of record by such individuals in connection with HCV's pro rata distribution of an aggregate of 1,000,000 shares of Common Stock to its partners.

    Drs. Quarta and Parenti have not directly purchased any equity securities of Versicor.

Item 4.

  (a)
  Purpose of Transaction.

    Voting Agreements

    On July 30, 2002, Biosearch entered into two separate Voting Agreements (collectively, the "Voting Agreements" and each a "Voting Agreement"): one Voting Agreement with HCV and another with Mr. Horner. The primary purposes of the Voting Agreements are (a) to induce Biosearch to enter that certain agreement and plan of merger (the "Merger Agreement") by and between Biosearch and Versicor dated June 30, 2002, pursuant to which Biosearch will merge with and into Versicor and Versicor will be the surviving corporation (the "Merger"), and (b) to consummate the Merger and the transactions contemplated by the Merger Agreement.

    For more details on the Voting Agreements, please see the descriptions set forth in Item 6 below, and the copies of the Voting Agreements, which are attached hereto as Exhibits 1 and 2 and incorporated by reference herein. Additionally, for more details on the Merger Agreement, please see the description set forth in Item 6 below, and the copy of the Merger Agreement which is attached to Versicor's Form 8-K filed with the SEC on July 31, 2002 as Exhibit 2.1 and is incorporated by reference herein.

    By virtue of the Voting Agreements, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). While none of the Reporting Persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act.

    Page 17 of 21 Pages

    Stockholders Agreement

    On July 30, 2002, Mr. Horner and Drs. Cavanaugh, Quarta and Parenti entered into that certain Stockholders Agreement (the "Stockholders Agreement"). The primary purposes of the Stockholders Agreement are (i) to ensure the continuity and stability of policy and management of Versicor and (ii) to permit consummation of the transactions contemplated by the Merger Agreement.

    For more details on the Stockholders Agreement, please see the description set forth in Item 6 below, and the copy of the Stockholders Agreement, which is attached hereto as Exhibit 3 and incorporated by reference herein. Additionally, for more details on the Merger Agreement, please see the description set forth in Item 6 below, and the copy of the Merger Agreement which is attached to Versicor's Form 8-K filed with the SEC on July 31, 2002 as Exhibit 2.1 and is incorporated by reference herein.

    By virtue of the Stockholders Agreement, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Exchange Act. While none of the Reporting Persons party to the Stockholders Agreement concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act.

Item 5. Interest in Securities of the Issuer.

  (a)
  and (b) Ownership of Shares of Versicor Inc.:

    The following information with respect to the ownership of the Common Stock by the Reporting Persons is provided as of the date of this Schedule 13D.

    Amount beneficially owned:

    See Row 11 of cover page for each Reporting Person and related footnotes.

    Percent of class:

    See Row 13 of cover page for each Reporting Person and related footnotes.

    Number of shares as to which the person has:

      (i)
      Sole power to vote or to direct the vote:
       See Row 7 of cover page for each Reporting Person and related footnotes.

      (ii)
      Shared power to vote or to direct the vote:
       See Row 8 of cover page for each Reporting Person and related footnotes.

      (iii)
      Sole power to dispose or to direct the disposition of:
       See Row 9 of cover page for each Reporting Person and related footnotes.

      (iv)
      Shared power to dispose or to direct the disposition of:
       See Row 10 of cover page for each Reporting Person and related footnotes.

    With regard to those additional entities and individuals set forth on Schedule A hereto, to the Reporting Persons' knowledge, none of such parties directly or indirectly beneficially own securities of Versicor.

  (c)
  Describe recent transactions.

    Except for the Merger Agreement, the Voting Agreement, the Stockholders Agreement and the transactions contemplated by those agreements, the Reporting Persons have not effected any transaction relating to Versicor securities during the past 60 days, and, to their knowledge, no other person named in Item 2 has effected any other transactions relating to Versicor securities during the past 60 days.

    Page 18 of 21 Pages

  (d)
  Right to receive dividends.

    No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

  (e)
  Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

    Voting Agreements

    On July 30, 2002, Biosearch entered into the respective Voting Agreements with HCV and Mr. Horner. The provisions of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements.(51) The Voting Agreements provide that HCV and Mr. Horner, as applicable, shall not (unless otherwise agreed to by Biosearch), among other things, transfer any of such party's shares of Common Stock that are subject to the Voting Agreements or deposit such shares or any interest therein into a voting trust or enter into a voting agreement or other arrangement with respect to such shares. The foregoing restrictions are effective through and including the date of the earlier of (i) the approval of the Merger by Versicor's stockholders or (ii) the termination of the Merger Agreement in accordance with Article VII thereof.

    The Voting Agreements also provide, among other things, that HCV and Mr. Horner, as applicable, shall, at each Versicor stockholder meeting (or adjournment or postponement) called with respect to any of the matters set forth below and on every action or approval by written consent of Versicor stockholders with respect to any of the following, (and in any other circumstances upon which a vote, consent or other approval with respect to any of the following is sought, solely in its capacity as a Versicor stockholder), take each and every action and accomplish each and every formality as is necessary to participate in the meetings (if applicable) and vote (or cause to be voted) all of the party's shares subject to the Voting Agreements and each interest therein:

            (a)  in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and, upon the request of Biosearch, any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit Versicor to adjourn such meeting;

            (b)  against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement), to the extent that such actions require such stockholder's approval or in relation to which such approval is sought: (i) any Alternative Transaction (as defined in the Merger Agreement); (ii) a reorganization, recapitalization, dissolution or liquidation of Versicor; and (iii) (A) any change in the present capitalization of Versicor or any amendment of the Certificate of Incorporation or similar governing document of Versicor, (B) any other change in the corporate structure or business of Versicor; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement or this Agreement; and

(51)
The Voting Agreement with HCV relates to 1,442,869 shares of Common Stock held of record by HCV, whereas the Voting Agreement with Mr. Horner relates to 17,500 shares of Common Stock held of record by Mr. Horner.

  Page 19 of 21 Pages

            (c)  in favor of each other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

    The Voting Agreements further require that HCV and Mr. Horner, as applicable, at the time they enter into the applicable Voting Agreement, deliver to Biosearch an irrevocable proxy with respect to their shares subject to the Voting Agreement, allowing Biosearch's Chief Executive Officer and/or President, or their successors, to vote in favor of or against, as applicable, the matters set forth in (a) through (c) above. Each of HCV and Mr. Horner has delivered such a proxy to Biosearch.

    Except as provided above, the Voting Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with Article VII thereof, and (ii) the consummation of the Merger.

    The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 1 and 2 and incorporated by reference herein.

    Stockholders Agreement

    On July 30, 2002, Mr. Horner and Drs. Cavanaugh, Quarta and Parenti entered into the Stockholders Agreement, which provides that the parties thereto shall take such action as may be required so that all of their shares of Common Stock held by them (the "Subject Shares") are voted at all Versicor stockholders meetings:

              (i)  for nominees to Versicor's board of directors who have been recommended by the board of directors according to the procedures set forth in Versicor's amended and restated bylaws, which will be in effect at the effective time of the Merger, and

            (ii)  on all other matters submitted to the holders of Common Shares with respect to any Significant Event (as defined below) in accordance with the recommendations of the board of directors.

    As used in the Stockholders Agreement, the term "Significant Event" means any charter or bylaw amendment, acquisition or disposition of assets (by way of merger, consolidation or otherwise), change in capitalization, liquidation or other action out of the ordinary course of business of Versicor. The parties are also required to take such action as may be required so that all Subject Shares owned by the party shall be present in person or by proxy at all duly noticed and convened meetings of Versicor stockholders, so that the Subject Shares owned by such party may be counted for the purpose of determining the presence of a quorum at such meetings.

    The Stockholders Agreement also prohibits the parties from depositing any of their Subject Shares in a voting trust or making any other arrangement or agreement with respect to the voting of the Subject Shares. Furthermore, the Stockholders Agreement provides, among other things, that the parties shall not directly or indirectly solicit proxies or become a "participant" in a "solicitation" in opposition to the recommendation of the board of directors with respect to any matter or in any "election contest" relating to the election of directors of Versicor (as such terms are defined in Regulation 14A under the Exchange Act).

    The terms of the Stockholders Agreement are effective through and including the date of the earlier of (i) three years from the consummation of the Merger or (ii) the termination of the Merger Agreement in accordance with Article VII thereof.

    Page 20 of 21 Pages

    The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 3 and incorporated by reference herein.

    Merger Agreement

    The Merger Agreement provides that Biosearch will merge with and into Versicor in a stock-for-stock exchange, with Versicor being the surviving corporation. The Merger Agreement, which has been approved by the boards of directors of both companies, provides that Biosearch shareholders will receive 1.77 shares of newly-issued Versicor common stock in exchange for each Biosearch ordinary share. In connection with the Merger, pursuant to the Merger Agreement, Versicor will seek approvals for shares of Common Stock to trade or be listed, as applicable, on both the Nasdaq National Market, and the Nuovo Mercato, which is organized and managed by Borsa Italiana S.p.A.

    Following the Merger, Versicor expects to have a total of 47.8 million shares of Common Stock outstanding, composed of 26.3 million currently outstanding shares of Common Stock and 21.5 million shares of Common Stock to be issued to Biosearch shareholders. The Merger is subject to approval by Versicor and Biosearch shareholders and to regulatory clearance, among other customary conditions.

    Pursuant to the Merger Agreement, Versicor has announced that, upon the closing of the Merger:

              (i)  Versicor's board of directors will be chaired by James H. Cavanaugh, Ph.D. who is one of the four members of Versicor's current board of directors, who will serve with four members from Biosearch's current board of directors;

            (ii)  George F. Horner III, the current Chief Executive Officer of Versicor, will continue to serve in that capacity;

            (iii)  Claudio Quarta, Ph.D., the current Chief Executive Officer of Biosearch, will serve as the Chief Operating Officer of Versicor;

            (iv)  Francesco Parenti, Ph.D., the current President and Chief Science Officer of Biosearch, will serve as the Chief Science Officer of Versicor;

            (v)  Richard White, Ph.D., currently the Chief Scientific Officer of Versicor, will serve as Chief Scientific Officer of Versicor, North America;

            (vi)  Timothy J. Henkel, M.D., Ph.D., the current Chief Medical Officer of Versicor, will continue to serve in that role;

          (vii)  Constantino Ambrosio, current President of Biosearch Manufacturing Srl (a subsidiary of Biosearch), will serve as the Chief of Manufacturing (Managing Director) of Versicor; and

          (viii)  Dov A. Goldstein, M.D., the current Chief Financial Officer of Versicor, will continue to serve in that capacity.

    The foregoing description of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this report as Exhibit 2.1 to Versicor's Form 8-K filed with the SEC on July 31, 2002 and is incorporated herein by reference.

    Page 21 of 21 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Versicor Stockholder Voting Agreement dated as of July 30, 2002, by and between Biosearch Italia S.p.A and HealthCare Ventures V, L.P.
Exhibit 2	Versicor Stockholder Voting Agreement dated as of July 30, 2002, by and between Biosearch Italia S.p.A and George F. Horner III.
Exhibit 3	Stockholders Agreement dated as of July 30, 2002, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti.
Exhibit 4
Agreement and Plan of Merger dated as of July 30, 2002, by and between Versicor Inc. and Biosearch Italia S.p.A. (previously filed as Exhibit 2.1 to Versicor's Form 8-K filed with the SEC on July 31, 2002 and incorporated by reference herein).
Exhibit 5	Joint Filing Agreement entered by and among the Reporting Persons in this Schedule 13D.
Exhibit 6	Powers of Attorney of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor appointing Jeffrey Steinberg as Attorney-in-Fact.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Biosearch Italia, S.p.A.
Date: August 8, 2002	By:	/s/ CLAUDIO QUARTA Claudio Quarta, Ph.D.
	Its:	Chief Executive Officer
Claudio Quarta, Ph.D.
Date: August 8, 2002	By:	/s/ CLAUDIO QUARTA Claudio Quarta, Ph.D.
Francesco Parenti, Ph.D.
Date: August 8, 2002	By:	/s/ FRANCESCO PARENTI Francesco Parenti, Ph.D.
George F. Horner III
Date: August 8, 2002	By:	/s/ GEORGE F. HORNER III George F. Horner III

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HealthCare Ventures V, L.P.
Date: August 8, 2002	By:	HealthCare Partners V, L.P.
	Its:	General Partner
	By:	/s/ JEFFREY STEINBERG Jeffrey Steinberg
	Its:	Administrative Partner
HealthCare Partners V, L.P.
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG Jeffrey Steinberg
	Its:	Administrative Partner
James H. Cavanaugh, Ph.D.
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT James H. Cavanaugh, Ph.D.
Harold R. Werner
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT Harold R. Werner
William Crouse
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT William Crouse

John W. Littlechild
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT John W. Littlechild
Christopher Mirabelli, Ph.D.
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT Christopher Mirabelli, Ph.D.
Augustine Lawlor
Date: August 8, 2002	By:	/s/ JEFFREY STEINBERG, ATTORNEY-IN-FACT Augustine Lawlor

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF BIOSEARCH ITALIA S.P.A

Biosearch Italia S.p.A

        The directors and executive officers of Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch"), are set forth below. Unless otherwise indicated, each individual's business address is c/o Biosearch, Via Abbondio Sangiorgio 18, Milano 20145, Italy, and each individual is an Italian citizen, unless otherwise provided below:

Name and Business Address	Present Principal Occupation
Francesco Parenti, Ph.D.*	Chairman, President and Chief Scientific Officer
Claudio Quarta, Ph.D.*	Chief Executive Officer and Managing Director of Board
Costantino Ambrosio*	Executive Vice President, Manufacturing
Stefano Donadio*	Head of Microbial Technologies
Rino De Maria*	H.R. Responsible
Jean-Francois Labbè*(+) 27, allee des Bocages 78110 Le Vesinet France	President and Chief Executive Officer of OTL-Pharma
Ubaldo Livolsi* Cassina De Pechhi (Milan) Via Antares 14 Italy	Main Partner, of Livolsi & Partners
Carlo Musu*	Chief Executive Officer of Nycomed S.p.A.
Ermenegildo Beghè	Chief Financial Officer
Giorgio Mosconi, M.D.	Vice President of Clinical and Business Development
Romeo Ciabatti	Vice President of Medicinal Chemistry
Enrico Selva	Head of Bioscreen and Microbial Chemistry
Daniela Jabes	Head of Medicinal Microbiology
Luigi Colombo	Head of Analytical Chemistry

*
Director of Biosearch

(+)
Mr. Labbe is a citizen of France.

Schedule A-1

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SIGNATURE
EXECUTIVE OFFICERS AND DIRECTORS OF BIOSEARCH ITALIA S.P.A